July 2, 2019

Craig I. Felenstein
Chief Financial Officer
Lindblad Expeditions Holdings, Inc.
96 Morton Street, 9th Floor
New York, New York 10014

       Re: Lindblad Expeditions Holdings, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-35898

Dear Mr. Felenstein:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:    Thomas Naiman